

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2018

Jeremy P. Feakins
Chief Executive Officer
Ocean Thermal Energy Corp
800 South Queen Street
Lancaster, Pennsylvania 17603

> **Re: Ocean Thermal Energy Corp**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed November 19, 2018**
> **File No. 333-222529**

Dear Mr. Feakins:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1

Signatures, page II-4

1.   Please revise the first signature block to have Mr. Feakins sign on behalf of the company.

General

2.   The registration statement this filing amends was declared effective on January 29, 2018 and included audited financial statements dated as of December 31, 2016. Under Securities Act Section 10(a)(3), if a prospectus is used more than nine months after the effective date of the registration statement, the prospectus information must be as of a date not more than sixteen months prior to such use. Please tell us whether you engaged in the offer or sale of your securities using this prospectus between November 1, 2018 and the present, during which time the information in the prospectus was not current.

3.   To accomplish the update to your prospectus required by Securities Act Section 10(a)(3), it appears that you replicated all of the information in your most recent annual report and quarterly report. Please revise to present the information in a manner consistent with Form S-1.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or Jennifer Lopez-Molina, Staff Attorney, at 202-551-3792, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products